Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 27, 2019
TO
PROSPECTUS DATED APRIL 26, 2019

This prospectus supplement (this “Supplement”) amends and supplements our prospectus, dated April 26, 2019 (as supplemented, the “Prospectus”), as supplemented by Supplement No. 1, dated May 16, 2019, Supplement No. 2 dated May 23, 2019, Supplement No. 3 dated June 31, 2019, Supplement No. 4 dated August 13, 2019 and Supplement No. 5 dated September 19, 2019. This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is as follows:

A.
To provide an update regarding the settlement of an investigation commenced by the Securities and Exchange Commission (the “SEC”) in 2017 related to, among other things, the advertising and sale of securities in our registered best efforts initial public offering of up to 100,000,000 shares of our Class C common stock (the “Offering”) and compliance with broker-dealer regulations.

PROSPECTUS UPDATE

A.          Settlement of SEC Investigation

As the Company has previously disclosed, since 2017, the SEC has been conducting an investigation related to, among other things, the advertising and sale of securities in connection with the Offering and compliance with broker-dealer regulations. The Company cooperated with the SEC in this matter.

Recently, the Company’s sponsor, BrixInvest, LLC (the “Sponsor”), proposed a settlement of the investigation to the SEC and, on September 26, 2019, the SEC accepted the settlement and entered an order (the “Order”) instituting proceedings against the Sponsor pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act. The Company is not a party to the settlement and understands that the staff of the enforcement division of the SEC does not to intend to recommend any action against the Company.

Under the settlement, the Sponsor, without denying or admitting any substantive findings in the Order, consented to entry of the Order, finding violations by it of Section 5(b)(1) of the Securities Act and Section 15(a) of the Exchange Act.  The Order does not find that the Sponsor violated any anti-fraud provisions of the federal securities laws or any other law and does not find any criminal violations or any scienter based violation involving the offer and sale of securities.

Under the terms of the Order, the Sponsor agreed to (i) cease-and-desist from committing or causing any future violations of Section 5(b) of the Securities Act and Section 15(a) of the Exchange Act, (ii) pay to the SEC a civil money penalty in the amount of $300,000 within 14 days of the entry of the Order, and (iii) undertake that any real estate investment trust which is or was formed, organized, or advised by it, including the Company, will not distribute securities except through a registered broker-dealer.  Although the Company is not a party to the settlement or the Order, the Sponsor’s undertaking in the Order will result in the securities the Company issues in any offering, including the Offering, being distributed only through a registered broker-dealer.